NEWS RELEASE

ANTELOPE-2 DRILL STEM TEST #2 CONFIRMS HIGHER STABILIZED
CONDENSATE TO GAS RATIO RATE IN EARLY TESTS

Cairns, Australia and Houston, TX — January 11, 2009 — InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that during the last seven hours of drill stem test (DST) 2 at the Antelope-2 well in Papua New Guinea the well flowed at a stabilized rate of approximately 11 MMcfd on a 48/64 inch choke and the condensate-to-gas ratio (CGR) averaged 20.7 barrels per million cubic feet of natural gas.  This is a 15% increase in CGR from DST 1 which was performed at the top of the reservoir.

Prior to initiating DST #2, casing was set in the well to a depth of 7,290 feet (2,222 meters) short of total depth of 7,415 feet (2,260) meters due to an impassable ledge.  The well was subsequently drilled an additional 213 feet, from 7,415 feet (2,260 meters) to 7,628 feet (2,325 meters) and DST #2 was conducted with a packer inside the casing shoe over the 338 foot (103 meter) open hole section from 7,290 feet (2,222 meters) to 7,628 feet (2,325 meters).

The forward plan is to perform one more DST in the lower section of the current open hole then drill and core from the current total depth into the targeted heavier condensate and potential oil zone where the company looks to perform additional DST’s and formation evaluation work.  Following testing and logging of the lower vertical section of the wellbore, InterOil plans to drill a horizontal lateral to explore a potential oil zone.

Phil Mulacek, Chief Executive Officer of InterOil, commented, “We anticipate that the higher condensate ratio tested in DST #2 of the Antelope structure will improve the previously estimated economics of the stripping plant proposed to be constructed in the Gulf Province.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling and testing of the Antelope-2 well in the Elk/Antelope field, the characteristics of the natural gas to condensate ratio, the potential discovery of commercial quantities of oil, and the potential for the development of a condensate stripping plant.  These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In Particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release